COMMENTS RECEIVED ON 02/03/2025

FROM KIM McMANUS

Fidelity Puritan Trust (File Nos. 002-11884 and 811-00649)

Fidelity Advisor Equity Value Fund

Fidelity Value Discovery Fund

Fidelity Securities Fund (File Nos. 002-93601 and 811-04118)

Fidelity Advisor Dividend Growth Fund

Fidelity Advisor Value Leaders Fund

Fidelity Dividend Growth Fund

Fidelity Blue Chip Value Fund

N-14s FILED ON 01/07/2025

N-14 Proxy Statements and Prospectuses

1)

SYNOPSIS – Annual Fund and Class Operating Expenses

C:

The Staff requests we confirm in correspondence that fees presented represent current fees in accordance with Item 3 of Form N-14

R:

We confirm that the fees presented in the fee tables are current.

2)

SYNOPSIS – Annual Fund and Class Operating Expenses

C:

The Staff requests we confirm in correspondence that the amounts provided in the expense example for Class C of Proposal 1 for Fidelity Dividend Growth Fund are correct.

R:

The amounts provided in the expense example for Class C of Proposal 1 for Fidelity Dividend Growth Fund have been updated.

3)

THE PROPOSED TRANSACTIONS – Capitalization

C:

The Staff requests we show the capitalization of acquiring funds prior to the pro forma information in the tables.

R:

We will update the tables to show the capitalization of acquiring funds prior to the pro forma information as requested.

4)

SYNOPSIS - Is a Reorganization considered a taxable event for federal income tax purposes?

C:

The Staff requests we disclose the following information if there will be significant portfolio repositioning:

•

Approximate percentage of the target fund’s securities that will be sold off;

•

Who will bear the cost of repositioning;

•

What is the expected cost of repositioning in dollars and as a percent of target fund’s net assets;

•

Any tax impact of repositioning, including an estimate of any cap gains distributions that could be triggered by the sale.

R:

Form N-14 does not require specific disclosure regarding investments to be sold in connection with a merger. In addition, we believe it would be difficult to determine this information at the present time, given that the reorganizations will not occur until several months after the date of the proxy statement/prospectus. As noted in the proxy statement/prospectus, all of the current investments of the acquired funds are permissible investments for the acquiring funds. Nevertheless, if Shareholders approve each Reorganization, the Adviser may reallocate assets as part of repositioning the combined portfolios, resulting in the purchase and sale of securities held by the funds. Furthermore, we have described in general terms the impact of purchases and sales and the tax impact of the reorganizations. For these reasons, we believe our existing disclosure is sufficient.

5)

SYNOPSIS - How do the funds’ investment objectives, strategies, policies, and limitations compare?

C:

The Staff requests we consider revising the heading in the table to clearly identify the acquiring and target funds.

R:

We will modify the disclosure as requested to more clearly identify the acquiring and target funds.

6)

SYNOPSIS - How do the funds’ fees and operating expenses compare, and what are the combined fund’s fees and operating expenses estimated to be following a Reorganization?

C:

The Staff requests we confirm that any fees of each target fund that are subject to recoupment will not be recoverable by each combined fund or disclose if they are recoverable.

R:

We confirm that any fees of each acquired fund that are subject to recoupment will not be recoverable by each combined fund.

7)

SYNOPSIS – Who bears the expenses associated with the Reorganization?

“FMR will bear a portion of the one-time administrative costs associated with each Reorganization. Any transaction costs associated with portfolio adjustments to a Target Fund and an Acquiring Fund due to the respective Reorganization that occur prior to the Closing Date will be borne by such Target Fund and such Acquiring Fund, respectively, notwithstanding contractual expense caps in place, as applicable. Any transaction costs associated with portfolio adjustments to an Acquiring Fund due to the Reorganization that occur after the Closing Date and any additional merger-related costs attributable to an Acquiring Fund that occur after the Closing Date will be borne by the respective Acquiring Fund.”

C:

The Staff notes that the filings state FMR “will bear a portion of” the one-time administrative costs associated with each Reorganization and asks who will bear the remaining administrative costs and how such costs will be split.

R:

As noted in each of “Proposal 1”, “Proposal 2” and “Proposal 3”, each Target Fund will bear any such administrative costs associated with its respective Reorganization above those borne by FMR.